ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
February 24, 2026
VIA EDGAR TRANSMISSION
Ms. Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) File Nos. 333-179562 and 811-22668 McElhenny Sheffield Managed Risk ETF (S000074297) (the “Fund”)
Dear Ms.Tang:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1073 to the Trust’s Registration Statement on Form N-1A filed December 30, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please address the following in connection with the Cayman Island Subsidiary:
a.Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.
Response:     The Trust confirms that the Fund complies with the provisions of section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Trust believes that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors and, consequently, respectfully declines to add the requested disclosure.
b.Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
Response:    The Trust confirms that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. In addition, the Trust will file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. The Fund’s registration statement will disclose that the Adviser serves as the Subsidiary’s investment adviser; however, the Trust respectfully declines to include the additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors.

c.Please disclose if any of the Subsidiary’s principal investment strategies or principal risks constitute any principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosure of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.
Response:        The Trust so confirms that the principal investment strategies and principal risk disclosure reflect the aggregate operations of the Fund and the Subsidiary.
d.Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary.
Response:        The Trust confirms that the Subsidiary will comply with Section 17 of the 1940 Act. The Trust notes that U.S. Bank, N.A., the Fund’s custodian, will serve as the custodian to the Subsidiary. The Fund’s registration statement will disclose that U.S. Bank, N.A. serves as the Subsidiary’s custodian; however, the Trust respectfully declines to include the additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors.
e.Please confirm in correspondence that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table.
Response:        The Trust so confirms.
f.Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the CFC is qualifying income, and (2), if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
Response:        The Fund has not received a private letter ruling from the IRS. However, the Fund will receive an opinion of counsel to the effect that the income to be derived by the Fund from its investment in the CFC should constitute “qualifying income” within the meaning of Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. In rendering this opinion, counsel will rely upon Treasury regulations issued in March 2019 (84 Fed. Reg. 9959 (Mar. 19, 2019)), which clarify that inclusions of income from a controlled foreign corporation constitute qualifying income to a RIC, regardless of whether such income is currently distributed by the CFC to the Fund, provided the income is derived with respect to the RIC’s business of investing in the stock of the CFC.
g.Disclose whether the Subsidiary’s financial statements will be consolidated with those of the Funds and if not, please explain.
Response:        The Trust so confirms.
h.Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.
Response:        The Trust so confirms.
i.Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
Response:        The Trust so confirms.

Comment 2.    Regarding the Sector Rotation Strategy, please explain in plain English, what constitutes a pullback, a bear market, and a major aggregate drawdown as they all signal drawdowns of potential varying degrees.
Response:    The Trust has made the requested revisions.
Comment 3.    Please include discussion in the principal investment strategy section regarding high portfolio turnover risk.
Response:    The Trust has made the requested revision.

*	*	*
If you have any questions or require further information, do not hesitate to contact me at noellenadia.filali@usbank.com.
Sincerely,
/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
Assistant Secretary
3